UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 10, 2022

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 5. Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

RESTATEMENT OF AUDITED FINANCIAL STATEMENTS

Med-X, Inc., a Nevada corporation (the “Company”) has been conducting an offering under Regulation A+ of the Securities Act of 1933, as amended. On February 10, 2022, Prager Metis CPAs, LLC (Prager Metis), the Company’s independent registered public accounting firm discussed with the Company that its previously issued financial statements for the fiscal years ended December 31, 2020 and December 31, 2019 should be restated and should no longer be relied upon.

In sum, subsequent to the issuance of its 2020 financial statements for the years ended December 31, 2020 and December 31, 2019, Prager Metis recently determined that the Company did not record the correct expense formula associated with the issuance of shares provided for stock options to employees, consulting services, shares to our landlord and our selling shareholder.

Prager Metis determined that when issuing stock options to employees and consultants, the Company incorrectly recorded stock option expense at the then share price of $.60 which was based upon its Regulation D 506(c) at that time. The Company restated its stock option expense based upon estimating the Fair Value of the ordinary shares on the grant dates. The Company considered factors we believe are material to the valuation process, including, but not limited to, actual and projected financial results, risks, economic and market conditions, and estimates of weighted average cost of capital. Similarly, Prager Metis determined that the Company did not appropriately record the fair value of shares issued to its landlord for prepaid rent at the time of its lease renewal in 2020.

Finally, under the Company’s Regulation A+ Offering, one of its Executives and Founder was allowed to sell a portion of his common shares. Under Accounting Standards Codification 718 Prager Metis concluded that the Company did not appropriately record compensation expense and payroll tax expense for shares sold by the Executive and Founder during fiscal years 2020 and 2019.

In addition to the above, an opening adjusting entry for the year ended December 31, 2018 in the amount of $620,855 was made as a reduction to Additional Paid in Capital and a reduction in Accumulated Deficit. The cumulative effect of all restatement adjustments resulted in a reduction in the Company’s Accumulative Deficit as of December 31, 2020 of $113,161.

This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of risks and other factors.

Item 9. Other Events

The following documents are attached to this Form 1-U as Exhibits

13.1	Restated Financials – Year Ended December 31, 2020 and Year Ended December 31, 2019

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: February 17, 2022	/s/ Ronald J Tchorzewski
Ronald J Tchorzewski – Chief Financial Officer

3